Exhibit 99.1

Nano Dimension Sells DragonFly LDM Additive Manufacturing System to CAS-CityU Joint Lab on Robotics

CityU researchers will use 3D printed electronics to facilitate faster prototyping of unique sensing and robotics actuation systems while lowering research and development costs

NESS ZIONA, Israel, September 23, 2019 –Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced it has sold a DragonFly Lights-Out Digital Manufacturing (LDM) system to City University of Hong Kong (CityU), a globally-ranked (#52 in QS World University Rankings 2020) public research university in Kowloon, Hong Kong. A team of researchers and engineers at the Chinese Academy of Sciences (CAS)-CityU Joint Lab on Robotics (located in CityU) plans to use the DragonFly LDM to facilitate faster prototyping of next-generation 3D integrated robotics and sensing structures, while lowering research and development costs.

With Nano Dimension’s DragonFly LDM system, the researchers at CityU will be able to prototype and produce multi-layer PCBs and non-planar circuitry with complex geometric features and compact structures, owing to its ability to 3D-print metal and polymer simultaneously with high precision. This will enable the research lab to avoid traditional fabrication techniques such as lithography and etching, reducing development costs for sensing and electronic devices and make prototyping faster. Future innovations can lead to the development of four-dimensional (4D) actuators, which are new breeds of robotics actuators with embedded programmable architectures that can repeatedly self-morph in response to external stimuli.

“The DragonFly LDM’s unique technology will provide CityU researchers with a substantial competitive advantage to perform leading-edge research in developing next generation sensing and robotics actuation systems,” said Dr. Chan Ho-Yin, research assistant professor at CityU. “During the next two years, our team plans to implement 3D printed electronics technology into several advanced projects, including the development of injectable motion sensors for lab animals and integrated antennas for cyber physical robots.”

“More and more now, we’re seeing growing interest from universities and research labs to increase the adoption of additive manufacturing of electronics, for rapid innovation and time-savings, regardless of the complication of the circuit or component,” said Amit Dror, CEO of Nano Dimension. “Additive manufacturing technologies will significantly contribute to the development of CityU’s new sensing systems and robotic actuators.”

The DragonFly LDM printing technology is the industry’s only comprehensive additive manufacturing platform for round-the-clock 3D printing of electronic circuitry. The groundbreaking system, introduced by Nano Dimension in July 2019, is designed for Industry 4.0 and manufacturing for the Internet of Things. The DragonFly LDM is the extension of the successful DragonFly Pro precision system for printing electronic components, including multilayer printed circuit boards (PCBs), capacitors, coils, sensors, antennas and more.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential and use of its products, and how CAS-CityU will use and benefit from Nano Dimension’s products. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

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